UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number 333-201319

CUSIP Number 90118L103

FORM 12b-25

NOTIFICATION OF LATE FILING

(CheckOne):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR

For Period Ended: March 31, 2019

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

12 RETECH CORPORATION

Full Name of Registrant:

N/A

Former Name if Applicable:

10785 W. Twain Avenue, Suite 210

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89135

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company acquired two entities during the first quarter of 2019. As such, the company needed additional time to adopt ASC 805 purchase accounting for these entities and for the auditors to review the materials related to these acquisitions for the 10-Q report for May 15, 2019. However, management anticipates filing within the extension period. We do not anticipate these issues going forward.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

ANGELO PONZETTA	(530)	539-4329
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

12 RETECH CORPORATION

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2019	12 RETECH CORPORATION

	By:	/s/ Angelo Ponzetta
Angelo Ponzetta
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).